Consent of Independent Auditors

We hereby consent to the incorporation by reference into the registration statements on Form S-8 (No. 333-192555, 333-200228 and 333-206811) and Form F-10 (No. 333-208506) of B2Gold Corp. (the “Company”) of our report dated March 15, 2017 relating to the 2016 consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appears in Exhibit 99.1 to the Company’s current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on March 16, 2017.

Chartered Professional Accountants

/s/ PricewaterhouseCoopers LLP

Vancouver, British Columbia
March 15, 2017